Mail Stop 4561

September 29, 2009

Thomas Tippl
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

> **Re:** **Activision Blizzard, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-15839**

Dear Mr. Tippl:

We have reviewed your response letter dated August 7, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

1.   Your response to prior comment number 3 indicates that one of the factors you considered after the business combination with respect to revenue recognition for the *Burning Crusade* expansion pack was that the expansion pack does not function without the monthly subscription service. Please clarify why you did not appear to consider this factor prior to the business combination as it seems the functionality of the expansion pack was always dependent on the subscription service. In addition, please explain to us in more detail why whether the

functionality of the expansion pack is dependent on the subscription service is a relevant factor when determining your units of account and the appropriate revenue recognition to apply to each unit of account for these arrangements. Refer to the authoritative accounting literature that supports your conclusions.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark Shannon, Accounting Branch Chief, at (202) 551-3299, or me at (202) 551-3406, you have questions regarding the above comment.

Sincerely,

Patrick Gilmore
Accounting Branch Chief